

September 3, 2014

Via E-mail
Robert Colligan
Chief Financial Officer
Chimera Investment Corporation
1211 Avenue of the Americas, Suite 2902
New York, NY 10036

> **Re:** **Chimera Investment Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed June 4, 2014**
> **File No. 1-33796**
> **Chimera Investment Corporation**
> **Form 10-Q for the Quarterly Period Ended June 30, 2014**
> **Filed August 11, 2014**
> **File No. 1-33796**

Dear Mr. Colligan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Financial Condition, page 59

Estimated Economic Book Value, page 59

1. We note your presentation of Estimated Economic Book Value. Please tell us how you determined that this disclosure complies with the requirements of Item 10(e) of Regulation S-K. In particular, please address how you determined that you have not provided greater prominence to this non-GAAP measurement relative to the most comparable GAAP measurement. In this regard, we note that you have presented a full

balance sheet on page 61 with adjustments in order to remove assets and liabilities that are consolidated under GAAP requirements. Also, please explain to us in more detail how you determined the amount of the adjustments to the assets.

Results of operations for the years ended December 31, 2013, 2012, and 2011, page 68

2.   We note your presentation and discussion of the non-GAAP measures, Economic Interest Expense and Economic Net Interest Income. In future filings, please expand your disclosure to also discuss the results of Interest Expense and Net Interest Income on a GAAP basis in order to not give undue prominence to the non-GAAP measures. For reference, see Item 10(e) of Regulation S-K.

Fair Value Measurements, page 68

3.   We note that management continues to indirectly corroborate its estimates of the fair value using pricing models by comparing its results to independent prices provided by third party pricing services. Please expand your disclosure in future filings by providing further details of your process for determining the fair value of your securities consistent with the proposed disclosure included in your supplemental response letter dated June 14, 2013 in response to our comment included in our letter dated June 12, 2013.

Related Party Transactions, page 79

Fees Paid Under the Management Agreement, page 79

4.   We note your disclosure that your Manager uses the proceeds from its management fee in part to pay compensation to its officers and employees, certain of whom you indicate are also your officers. In future Exchange Act periodic filings, and to the extent applicable, within your disclosure of the expense reimbursement that your manager received, please break-out any amounts that are used to reimburse for the salary of a named executive officer.

Consolidated Statements of Financial Condition, page F-5

5.   We note your presentation of assets and liabilities of consolidated VIEs on the face of your balance sheet and that you have utilized this presentation to comply with ASC 810-10-45-25. However, this presentation does not appear to comply with Regulation S-X since it does not include the consolidated totals required for each line item. Please revise in future filings and provide us with your proposed presentation.

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-6

6.   We note your separate presentation of interest income and interest expense related to the assets and liabilities of your consolidated VIEs. Please tell us your basis for this

presentation and specifically address how it complies with the requirements of Regulation S-X which requires consolidated totals for each line item, or advise.

7.   We also note your presentation of the subtotals 'Net investment income (loss)' and 'Net management fees.' Please tell us the basis for the presentation of these subtotals. Furthermore, we note that you present 'Net unrealized gains (losses) on derivatives' and 'Net realized gains (losses) on derivatives' as well as a subtotal 'Net gains (losses) on derivatives.' Please explain to us the basis for this presentation as well. We may have further comment.

Form 10-Q for the Quarterly Period Ended June 30, 2014

8. Consolidated Securitizations Vehicles and Other Variable Interest Entities, page 28

8.   We note that you sold all of your interests in a consolidated VIE to an unrelated party during the quarter ended March 31, 2014 and that you repurchased certain interests in a new re-securitization entity. Please provide us with your analysis regarding the accounting for these transactions and cite the applicable guidance that you relied upon. Your response should include, but not be limited to, the following:
- The basis for your accounting upon sale of the interests in the original VIE,
- The basis for recording a gain of $48 million in the second quarter and how the gain was calculated,
- How you determined that your interests in the new re-securitization entity represent variable interests in only specified assets of the new entity,
- The terms of the original sale (including any repurchase options), the new re-securitization entity, and your specific interests in that entity, and
- The purchase price of the new repurchased interests and how the price was determined.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Staff Attorney, at (202) 551-3758 or Kristina Aberg, Staff Attorney, at (202) 551-3404 with any other questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant